UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Stem, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-39455	85-1972187
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4 Embarcadero Ctr., Suite 710, San Francisco, California, 94111

(Address of principal executive offices) (Zip code)

Saul R. Laureles

Chief Legal Officer and Corporate Secretary

1-877-374-7836

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______ .

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Stem, Inc. (the “Company”) has filed this Specialized Disclosure Report and the Conflict Minerals Report attached hereto as Exhibit 1.01 for the calendar year ended December 31, 2024. Both of these documents are publicly available on the investor relations page of the Company’s website at: investors.stem.com.*

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

* * * * *

*

The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD or the Conflict Minerals Report, nor deemed filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STEM, INC.

By:	/s/ Saul R. Laureles
Name: Saul R. Laureles
Title: Chief Legal Officer and Corporate Secretary

Date: June 2, 2025